

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2013

Via E-mail
Mr. James Mead
Treasurer
Reckson Operating Partnership, L.P.
420 Lexington Avenue
New York, NY 10170

Re: **Reckson Operating Partnership, L.P.**
Form 10-K for the year ended December 31, 2012
Filed March 19, 2013
File No. 033-84580

Reckson Operating Partnership, L.P.
Form 10-Q for the period ended March 31, 2013
Filed May 15, 2013
File No. 033-84580

Dear Mr. Mead:

We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the period ended March 31, 2013

Commitments and Contingencies, page 18

1. We note that future minimum lease payments under capital lease have increased significantly from December 31, 2012. Please explain to us the reason for the increase in future minimum lease payments. In addition, please explain why approximately 92% of the future minimum lease payments represent interest.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief